                                                                      Exhibit 99


FINANCIAL STATEMENTS

Gish Biomedical, Inc
For the period of July 1, 2002 through March 31, 2003

                              Gish Biomedical, Inc.

                              Financial Statements

              For the period of July 1, 2002 through March 31, 2003



                                    CONTENTS

Report of Independent Auditors................................................1

Financial Statements

Balance Sheet.................................................................2
Statement of Operations.......................................................3
Statement of Shareholders' Equity.............................................4
Statement of Cash Flows.......................................................5
Notes to Financial Statements.................................................6

                         Report of Independent Auditors


The Board of Directors and Shareholders
Gish Biomedical, Inc.

We have audited the accompanying balance sheet of Gish Biomedical, Inc. as of March 31, 2003, and the related statements of operations, shareholders' equity, and cash flows for the period of July 1, 2002 through March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gish Biomedical, Inc. as of March 31, 2003 and the results of its operations and its cash flows for the period of July 1, 2002 through March 31, 2003, in conformity with accounting principles generally accepted in the United States.




May 23, 2003
Boston, Massachusetts

                              Gish Biomedical, Inc.

                                  Balance Sheet

                              As of March 31, 2003

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

ASSETS
Current assets:
   Cash and cash equivalents                                              $   421
   Accounts receivable, net of allowance for doubtful accounts of $180      2,507
   Relocation receivable                                                      156
   Inventories                                                              3,989
   Prepaid expenses                                                           145
   Acquisition costs                                                          386
                                                                          --------
Total current assets                                                        7,604

Property and equipment, at cost                                             9,459
Less accumulated depreciation                                              (7,202)
                                                                          --------
Net property and equipment                                                  2,257
                                                                          --------
Intangible assets, net of accumulated patent amortization of $320             102
Other assets                                                                  241
                                                                          --------
Total assets                                                              $10,204
                                                                          ========

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Revolving line of credit                                               $ 1,204
   Accounts payable and other accrued liabilities                           1,209
   Accrued compensation and related items                                     405
                                                                          --------
Total current liabilities                                                   2,818

Deferred rent                                                                 122
                                                                          --------

Shareholder' equity:
   Common stock, no par value, 7,500,000 shares authorized,
      3,652,145 shares issued and outstanding                              10,554
   Retained deficit                                                        (3,290)
                                                                          --------
Total shareholder' equity                                                   7,264
                                                                          --------

Total liabilities and shareholders' equity                                $10,204
                                                                          ========


SEE ACCOMPANYING NOTES.

                              Gish Biomedical, Inc.

                             Statement of Operations

                  Period of July 1, 2002 through March 31, 2003

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


Net sales                                                        $  13,101
Cost of sales                                                        9,643
                                                                 ----------
   Gross profit                                                      3,458

Operating expenses:
   Selling and marketing                                             1,695
   Research and development                                            690
   General and administrative                                        1,428
                                                                 ----------
Total operating expenses                                             3,813
                                                                 ----------

Operating loss                                                        (355)

Other income (expense):
   Interest expense                                                    (66)
   Interest income                                                       8
                                                                 ----------
Total other income (expense)                                           (58)
                                                                 ----------

Net loss                                                         $    (413)
                                                                 ==========
Net loss per share
   Basic and diluted                                             $   (0.11)
                                                                 ==========
Basic and diluted weighted average common shares                 3,600,247
                                                                 ==========


SEE ACCOMPANYING NOTES.

                              Gish Biomedical, Inc.

                        Statement of Shareholders' Equity

                  Period of July 1, 2002 through March 31, 2003

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)



                                            Common Stock                                    Total
                                 ----------------------------------       Retained     Shareholders'
                                        Shares           Amount            Deficit        Equity
                                 ---------------------------------------------------------------------
Balance at July 1, 2002               3,592,145         $10,532            $(2,877)       $7,655

Exercise of stock options                60,000              22                 --            22

Net loss                                     --              --               (413)         (413)
                                 ---------------------------------------------------------------------

Balance at March 31, 2003             3,652,145         $10,554            $(3,290)       $7,264
                                 =====================================================================


SEE ACCOMPANYING NOTES.

                              Gish Biomedical, Inc.

                             Statement of Cash Flows

                  Period of July 1, 2002 through March 31, 2003

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

OPERATING ACTIVITIES
Net loss                                                                $   (413)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
     Depreciation                                                            503
     Amortization                                                              5
     Gain on disposal of equipment                                            (3)
     Deferred rent                                                            29
     Decrease (increase) in:
       Accounts receivable                                                   166
       Relocation receivable                                                  --
       Inventories                                                           324
       Prepaid expenses                                                      (42)
       Acquisition costs                                                    (386)
     Increase (decrease) in:
       Accounts payable and other accrued liabilities                        288
       Accrued compensation and related items                                113
       Accrued relocation liabilities                                       (110)
                                                                        ---------
Net cash provided by operating activities                                    474

INVESTING ACTIVITIES
Purchases of property and equipment                                         (113)
Decrease in other assets                                                     130
                                                                        ---------
Net cash provided by investing activities                                     17

FINANCING ACTIVITIES
Proceeds from exercise of stock options                                       22
Net repayments on line of credit                                            (250)
                                                                        ---------
Net cash used in financing activities                                       (228)
                                                                        ---------

Net increase in cash and cash equivalents                                    263
Cash and cash equivalents at beginning of period                             158
                                                                        ---------

Cash and cash equivalents at end of period                              $    421
                                                                        =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest                                                  $     62
                                                                        =========


SEE ACCOMPANYING NOTES.

                              Gish Biomedical, Inc.

                          Notes to Financial Statements

                                 March 31, 2003

                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


1. BUSINESS AND MERGER WITH CARDIOTECH INTERNATIONAL, INC.

The Company develops and markets its innovative and unique devices for various applications within the medical community. The Company operates in one industry segment, the manufacture of medical devices, which are marketed through direct sales representatives and distributors domestically and through international distributors. All of Gish's products are single-use disposable products or have a disposable component. The Company's primary markets include products for use in cardiac surgery, myocardial management, infusion therapy, and post operative blood salvage.

Effective October 25, 2002, the Company entered into an Agreement to convert all of its outstanding shares of common stock into shares of common stock of CardioTech International, Inc. (CTE). The Agreement provided for the issuance of shares of common stock of CTE equal to the adjusted tangible net book value of the Company at September 30, 2002 ($7,292) and for the market value of CTE common shares to be set at the average daily closing price for the twenty-five trading days preceding October 25, 2002 ($1.51). As a result, each share of common stock of the Company was to be converted into 1.22 shares of common stock of CTE. The merger was completed on April 7, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK

The Company has no significant off-balance sheet concentrations of credit risk, such as foreign exchange contracts or other foreign hedging arrangements. The Company maintains substantially all of its cash balances with financial institutions. Financial instruments that potentially subject the Company to concentration of credit risk primarily consist of cash and cash equivalents and trade accounts receivable.

                              Gish Biomedical, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company operates in one industry segment, the manufacture of medical devices, which are marketed principally through domestic and international distributors. The Company performs ongoing credit evaluations and maintains allowances for potential credit losses. As of March 31, 2003, the Company has no significant concentration of credit risk.

One sales representative organization comprised 12.4% of the Company's net sales for the period of July 1, 2002 through March 31, 2003. Sales to foreign customers (primarily in Europe and Asia) aggregated approximately $2,201 for period of July 1, 2002 through March 31, 2003. All sales are transacted in United States dollars, accordingly, the Company is not subject to foreign currency risks.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation and amortization are provided on the straight-line method over the following estimated useful lives:

      Leasehold improvements             Shorter of term of lease or useful life
      Machinery and equipment                              5 years
      Molds, dies and tooling                              5 years
      Office furniture and equipment                   4 - 8 years

INCOME TAXES

The Company provides for deferred taxes in accordance with Financial Accounting Standards Board Statement No. 109, ACCOUNTING FOR INCOME TAXES (FAS 109). Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates and laws that will be in effect when the differences are expected to be reversed.

INTANGIBLE ASSETS AND IMPAIRMENT OF LONG-LIVED ASSETS

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sales. The Company adopted SFAS No. 144 in fiscal 2003. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years.

The Company evaluates its long-lived assets, which include property and equipment and finite-lived intangible assets for impairment as events and circumstances indicate that the carrying amount may not be recoverable and at a minimum at each balance sheet date. The Company evaluates the realizability of its long-lived assets based on profitability and undiscounted cash flow expectations for the related asset or subsidiary. Property and equipment and amortizable intangibles are subject to SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." Non-amortizable intangibles, such as goodwill, are subject to SFAS No. 142 "Goodwill and Other Intangible Assets." Management believes that as of the balance sheet date presented none of the Company's long-lived assets were impaired.

As of March 31, 2003, Gish had unamortized identifiable intangible assets of $102. Amortization expense related to identifiable intangible assets that will continue to be amortized in the future is approximately $36 for the period of July 1 through March 31, 2003.

The estimated amortization expense related to other identifiable intangible assets for the next five years is as follows:


YEAR
----
2004........................................................  $6
2005........................................................   6
2006........................................................   6
2007........................................................   6
2008........................................................   6

                              Gish Biomedical, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK-BASED COMPENSATION

The Company grants employees stock options and restricted common stock with an exercise price equal to the estimated fair market value of the common stock at the date of grant. The Company accounts for these awards in accordance with the provisions of APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25). The Company has adopted this alternative rather than the fair value accounting method provided for under Financial Accounting Standards Board Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (FAS 123), as amended by SFAS 148, ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of options granted equals the market price of the underlying stock on the date of grant, no compensation expense is required.

Pursuant to the requirements of SFAS 123, as amended by SFAS 148, the following is the pro forma net loss for the period of July 1, 2002 through March 31, 2003 as if the compensation cost for the Plan had been determined based on the fair value of grants at the grant date:


        Net loss                                            $(413)
        Estimated pro forma expense from stock options       (131)
                                                            ------
        Pro forma net loss                                  $(544)
                                                            ======

The fair value of the stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions:

        Dividend yield                                         0%
        Expected lives of options (years)                      3.1
        Risk-free interest rate                                3.5%
        Volatility                                             1.53

COMPREHENSIVE INCOME (LOSS)

Components of comprehensive income (loss) include net loss and certain transactions that are generally recorded in the statement of stockholders' equity. At March 31, 2003, comprehensive loss equaled net loss.

                              Gish Biomedical, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash equivalents, net receivables and payables at March 31, 2003 approximate their carrying amount due to the short maturities of these items. Based upon borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligation approximates fair value.

REVENUE RECOGNITION

The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") No. 101, "REVENUE RECOGNITION IN FINANCIAL STATEMENTS." Product revenue is recognized in the period when persuasive evidence of an arrangement with a customer exists, the product is shipped, title transferred to the customer, the price is fixed and determinable, and collection is considered probable. The customer's right of return is limited to damaged or defective products.

Upon sale, the Company's products are primarily delivered by common carriers to the Company's customers. Generally, the customer specifies the delivery method and is responsible for delivery costs. However, in certain situations, the customer specifies the delivery method and requests the Company pay the delivery costs and then invoice the delivery costs to the customer. Delivery costs billed to customers for the period of July 1, 2002 through March 31, 2003 of $376 have been recorded as revenue and cost of sales. The difference between the actual cost to the Company and the amounts billed to customers is not material.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs related to the development of new products and improvements of existing products consist primarily of salaries and are expensed as incurred.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense for the period of July 1, 2002 through March 31, 2003 was $74.

                              Gish Biomedical, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES (SFAS
146), which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING). Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company is required to adopt FAS 146 beginning January 1, 2003 and does not expect a material impact on its financial position or results of operations.

In November 2002, the FASB issued FIN 45, GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company is currently evaluating the requirements and impact, if any, of FIN 45 on its consolidated results of operations and financial position.

In January 2003, the FASB issued FIN 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that guidance by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosure about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the requirements and impact, if any, of FIN 46 on its consolidated results of operations and financial position.

                              Gish Biomedical, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On May 15, 2003, the FASB issued Statement of Financial Accounting Standards No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY (SFAS 150). This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. The provisions of SFAS 150 are effective for public companies for all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 for calendar quarter companies). The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position or results of its operations.

3.  INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or net realizable value and are summarized as follows:

                                                 MARCH 31
                                                  2003
                                                 --------
Raw materials                                    $1,746
Work-in-progress                                    857
Finished goods                                    1,386
                                                --------
                                                 $3,989
                                                ========

                              Gish Biomedical, Inc.

4. PROPERTY AND EQUIPMENT

Property, plant and equipment are stated at cost, and at March 31, 2003 consisted of the following:

Leasehold improvements                                 $ 1,984
Machinery and equipment                                  2,190
Mold, dies and tooling                                   3,902
Office furniture and equipment                           1,383
                                                       --------
                                                         9,459
Less accumulated depreciation                           (7,202)
                                                       --------
                                                       $ 2,257
                                                       ========

5. INCOME TAXES

The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. Under this method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefit in the future.

                              Gish Biomedical, Inc.

5. INCOME TAXES (CONTINUED)

A reconciliation of the income tax benefit using the federal statutory rate to the book provision for income taxes follows:


                                                      JULY 1, 2002 THROUGH
                                                             MARCH 31
                                                               2003
                                                      -----------------------
Income tax at statutory rate                                 $(130)
State tax, net of federal benefit                               --
Other, net                                                     (40)
Valuation allowance                                            170
                                                             ------
                                                             $  --
                                                             ======

At March 31, 2003, the Company has unused net operating loss carryforwards of approximately $11,317 and $6,348 for federal and California income tax purposes, respectively. They expire in 2023, however the use of net operating loss carryforward will be limited due to federal income tax restrictions, which will be triggered by the change in control upon acquisition of the Company by CardioTech International, Inc. The Company also has alternative minimum tax credit carryforwards of approximately $100 and $108 for federal and California tax purposes, respectively. As of March 31, 2003, the valuation allowance fully offsets the Company's net deferred tax assets because management cannot assess that it is more likely than not that they will be utilized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred tax asset at March 31, 2003 consist of the following:

Net operating loss carryforward                               $ 4,408
Book over tax depreciation/amortization                             8
Inventory capitalization                                          344
Reserves and accruals                                             389
States taxes                                                     (287)
Tax credit carryforward                                           207
                                                              --------
Total net deferred tax assets                                   5,069

Less valuation allowance                                       (5,069)
                                                              --------
Net deferred tax assets                                       $    --
                                                              ========

                              Gish Biomedical, Inc.

6. REVOLVING LINE OF CREDIT

In December 2000, the Company entered into a $2,000 three-year revolving line of credit agreement. In February 2002, the revolving line of credit agreement was amended to extend the agreement for an additional year and increase the line to $4,000. Advances, based on eligible receivables, are secured by the operating assets of the Company and bear interest at prime (4.25% at March 31, 2003) plus 2%. The agreement also includes various restrictive loan covenants, including a requirement for the Company to maintain a minimum net worth of $7,000, and to achieve net income on a rolling three-month basis, effective March 2003.

At March 31, 2003 the Company had borrowed $1,204 under the revolving line of credit and, would have been entitled to borrow an additional $1,104.

Effective April 30, 2003, the president of the Company resigned from his position. In accordance with his employment agreement, he was to receive severance payments equal to two years of his base salary, which totals $360,000. An initial payment of $90,000 was made in May 2003 and the remaining amount due is to be paid in eighteen equal monthly payments.

The full amount of the severance obligation was recorded as compensation expense in April 2003. This caused the Company to be in default of a covenant under its revolving line of credit, which requires the Company to achieve net income on a rolling three-month basis. In addition, the resignation of the president also caused a loan default. The Company has received a waiver from its lender for the defaults.

7. COMMITMENTS AND CONTINGENCIES

LEASE IMPROVEMENT CONSTRUCTION CONTRACT DISPUTE

In 2001, the Company relocated to new operating facility in Rancho Santa Margarita, California. The Company had challenged the accuracy and validity of the billings by the improvement construction contractor. This dispute was submitted to binding arbitration and the Company received the arbitration decision on February 24, 2003. The arbitrator's decision was contested by the improvement construction contractor, but on March 11, 2003, the arbitrator confirmed that there would be no change in his original decision. The original claim by the improvement construction contractor was for $2,364 and the arbitration award was for $1,821, less amounts the Company has paid to or for the benefit of the improvement construction contractor. The effect of the award at March 31, 2003, was a reduction in accrued relocation liabilities of $255, a reduction in the recorded cost of construction of $212 and a reduction in expenses related to the arbitration of $43. At March 31, 2003, the Company owes no further amounts related to its relocation to Rancho Santa Margarita, California. Upon resolution of this issue, the current landlord agreed to reimburse the Company $156 for leasehold improvements, which is included in relocation receivable at March 31, 2003, and was received by the company in April 2003.

                              Gish Biomedical, Inc.

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASE

In conjunction with the Company's relocation, the Company entered into a lease during October 2000 for a 52,000 square foot facility in Rancho Santa Margarita, California. The lease expires in February 2011 and contains a five-year renewal option. The lease provides for initial monthly payments, which commenced in February 2001, of approximately $34 with annual increases, based on the Consumer Price Index, but in no event less than 3% or more than 5% per annum ($36 at March 31, 2003).

A letter of credit in the amount of $300 was posted as a security deposit for this lease with the Company pledging as collateral a certificate of deposit in a like amount. The security deposit was reduced to $195 in February 2002 and to $90 during February 2003, based on provisions contained in the lease.

In November 2000, the Company entered into a lease for an additional 23,000 square foot facility in Irvine, California for storage of finished goods inventory. This lease expires in January 2006 and contains a five-year renewal option. The lease provides initial monthly payments commencing January 2001, of approximately $12, increased 3% annually ($13 at March 31, 2003). The lease required a security deposit of $30.

Aggregate future minimum rental payments on a cash basis required under operating leases for the Rancho Santa Margarita and Irvine facilities are as follows:


              FISCAL YEAR               RANCHO SANTA
            ENDING MARCH 31,              MARGARITA           IRVINE
                     2004                    $  436             $157
                     2005                       449              161
                     2006                       463              124
                     2007                       477               --
                     2008                       491               --
               Thereafter                     1,472               --
                                             ------             ----
                                             $3,788             $442
                                             ======             ====

Rent expense charged to operations was $459 for the period of July 1, 2002 through March 31, 2003.

                              Gish Biomedical, Inc.

8. STOCK OPTION PLAN

The Company has an Officers, Directors and Key Employee Incentive Plan (the "1981" Plan) authorizing stock options, stock bonuses and cash incentive awards, and incentive Stock Option, Non-qualified Stock Option and Restricted Stock Purchase Plan - 1987 (the "1987 Plan") authorizing stock options and rights to purchase restricted stock, an Amended 1997 Stock Incentive Plan (the "Amended 1997 Plan"), a Non Qualified Stock Option agreement (the "2000 Agreement"), and a Non-Qualified Stock Option Agreement (the "2001" Agreement). Stock options granted under these Plans may be either incentive stock options as defined in the Internal Revenue Code ("incentive options"), or options that do not qualify as incentive ("non-qualified" options"). The number of shares of the Company's common stock approved for issuance under the 1981 Plan, the 1987 Plan, the Amended 1997 Plan, the 2000 Agreement, and the 2001 Agreement is 487,500, 1,025,000, 500,000, 190,000, 100,000, respectively.

The following table summarizes information about stock options outstanding under the 1981, 1987 and 1997 plans and the 2000 and 2001 Agreements combined:


                                                                WEIGHTED-AVERAGE
                                                   OPTIONS       EXERCISE PRICE
                                                  ---------     ----------------
    Options outstanding at July 1, 2002            440,834          $2.27
    Granted                                        110,000           0.38
    Cancelled                                       (3,834)          2.61
    Exercised                                      (60,000)          0.38
                                                   -------

    Options outstanding at March 31, 2003          487,000          $2.08
                                                   =======

    Options exercisable at March 31, 2003          378,750          $1.98
                                                   =======

The weighted-average per share fair value of options granted during the period of July 1, 2002 through March 31, 2003 was $0.31. At March 31, 2003, there were 207,917 options available for grant under the plan.

The options vest ratably over four years. The Company also grants options that are 100% vested on grant date.

                              Gish Biomedical, Inc.

8. STOCK OPTION PLAN (CONTINUED)

The following table presents weighted-average price and weighted-average remaining contractual life information about significant option groups outstanding at March 31, 2003:


                                        OPTIONS OUTSTANDING
                      ---------------------------------------------------------
                                         WEIGHTED-AVERAGE
       EXERCISE         OPTIONS            CONTRACTUAL        WEIGHTED-AVERAGE
        PRICE         OUTSTANDING          LIFE (YEARS)        EXERCISE PRICE
      -------------------------------------------------------------------------
        $0.38            50,000                4.33               $0.38
        $0.96           100,000                8.36               $0.96
        $1.05            25,000                8.40               $1.05
        $2.38            98,750                7.11               $2.38
        $2.75             5,000                0.78               $2.75
        $2.81             8,250                0.24               $2.81
        $2.87            10,000                0.25               $2.87
        $3.00           190,000                7.13               $3.00
                        -------
                        487,000
                        =======

9. TRANSACTION COSTS RELATED TO MERGER WITH CARDIOTECH INTERNATIONAL, INC

At March 31, 2003, the Company had incurred costs of $386 related to the merger transaction. The costs totaling $217 were unpaid and included in accounts payable and other accrued liabilities at March 31, 2003.

                              Gish Biomedical, Inc.

10. RELATED PARTY TRANSACTION

On July 15, 2002, the Company entered into a one-year Agreement with T. R. Winston & Company, Inc. (TRW), which granted TRW the non-exclusive right to arrange financial transactions for the Company, at a price and on terms satisfactory to the Company. On transactions initiated by TRW, TRW will be due a cash commission based on all consideration paid to or received by the Company. TRW will receive a cash commission of 5% of the first $1,000, 4% of the next $1,000, 3% of the next $1,000, 2% of the next $1,000, and 1% of the amounts in excess of $4,000.

TRW initiated the proposed merger transaction between the Company and CTE previously described and according to the terms of the Agreement, would have been due a cash commission of $174, if the merger was completed as proposed. However, on October 23, 2002, the Company and TRW entered into a Termination Agreement whereby both parties agreed to terminate the previously mentioned one-year Agreement in return for a payment by the Company to TRW of $100. The Company paid the $100 to TRW on April 7, 2003, the date of the merger. This amount was included in accrued expenses and acquisition costs receivable as of March 31, 2003.

John W. Galuchie, Jr. is the president of TRW and the Chairman of the Board of Directors of Gish Biomedical, Inc. TRW is affiliated with Asset Value Fund Limited Partnership, which beneficially owns 590,400 shares (16%) of the outstanding common shares of the Gish Biomedical, Inc., John W. Galuchie, Jr. is also Treasurer and Secretary of Asset Value Management, Inc., the sole general partner of Asset Value Fund Limited Partnership.

11. BENEFIT PLAN

The Company has a Salary Reduction Profit Sharing Plan ("the Plan"), established under Section 401(k) of the Internal Revenue Code, in which all employees are eligible to participate. Total Company contributions to the Plan were $21 for the period of July 1, 2002 through March 31, 2003.

                             Gish Biomedical, Inc.

12. VALUATION AND QUALIFYING ACCOUNTS

                                      BALANCE AT             ADDITIONS
                                      BEGINNING OF           CHARGED TO                                  BALANCE AT
                                        PERIOD                 EXPENSE             DEDUCTIONS           END OF PERIOD
                                      -------------          ------------          ------------         ---------------
Allowance for doubtful accounts:
   March 31, 2003                      $  177                $   3                   $   --                $  180

Reserve for inventory:
   March 31, 2003                      $  736                $  72                   $  306                $  502

Valuation reserve for deferred
   tax assets:
      March 31, 2003                   $4,899                $ 170                   $   --                $5,069

13. LOSS PER SHARE

The Company calculates loss per share pursuant to SFAS 128 "Earnings Per Share." Due to the incurrence of losses in each reporting period, there is no difference between basic and diluted per share amounts.


14. INTANGIBLE ASSETS

Intangible assets consist of the following at March 31:

                                           ESTIMATED
                                          USEFUL LIFE                2003
                                          -----------             ---------
Patents                                    17 years               $  422
Less--Accumulated amortization                                       320
                                                                  ---------
Patents                                                           $  102